UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 001-37915

FORTIS INC.

(Translation of registrant’s name into English)

Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 to this report, furnished on Form 6-K, is furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

EXHIBITS

Exhibit No.	Description

99.1	First Amending Agreement re: Third Amended and Restated Credit Agreement, dated as of May 11, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORTIS INC.

Date: December 10, 2018	By:	/s/ James R. Reid
		Name:	James R. Reid
		Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary